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SECURI MISSION

12013262

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 46650 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HODIN ASSOCIATES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 MALL ROAD, SUITE 206
(No. and Street)

BURLINGTON (City) MA (State) 01803 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. MORTON L. HODIN (781) 221-8421
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAHN, LITWIN, RENZA & CO., LTD.
(Name - if *individual, state last, first, middle name)*

800 SOUTH STREET, SUITE 300, WALTHAM, MA 02453
(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/12

## OATH OR AFFIRMATION

I, MORTON L. HODIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HODIN ASSOCIATES, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public JOSEPH P. GODINO

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (1) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Auditors report on internal accounting control.
☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* **For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kahn, Litwin, Renza & Co., Ltd.
*Certified Public Accountants and Business Consultants*

KLR

# HODIN ASSOCIATES, INC.

**Financial Statements**
**and Supplementary Information**

**Year Ended December 31, 2011**

**(With Independent Auditors' Report Thereon)**

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham•

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

Certified Public Accountants
and Business Consultants

# HODIN ASSOCIATES, INC.

## FINANCIAL STATEMENTS
## AND SUPPLEMENTARY INFORMATION

### Year Ended December 31, 2011

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham•

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

*Certified Public Accountants and Business Consultants*

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Hodin Associates, Inc.

We have audited the accompanying statement of financial condition of Hodin Associates, Inc. (the Company) as of December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hodin Associates, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules 1 and 2 are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kahn, Litwin, Renza & Co., Ltd.

February 21, 2012

# HODIN ASSOCIATES, INC.
## STATEMENT OF FINANCIAL CONDITION
## December 31, 2011

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 28,663 |
| Securities owned - marketable | | 36,765 |
| Deposit | | 2,575 |
| Equipment and improvements, less accumulated depreciation of $21,174 | | 15,116 |
| **Total Assets** | **$** | **83,119** |
| **Liability and Stockholders' Equity** | | |
| Accounts payable and accrued expenses | $ | 565 |
| Stockholders' equity: | | |
| Common stock | | 131,546 |
| Subscription note receivable | | (13,574) |
| Accumulated deficit | | (35,418) |
| Total stockholders' equity | | 82,554 |
| **Total Liabilities and Stockholders' Equity** | **$** | **83,119** |

See accompanying notes to financial statements and independent auditors' report.

# HODIN ASSOCIATES, INC.
## STATEMENT OF INCOME
### Year Ended December 31, 2011

| | | |
|---|---|---|
| Commissions and fee income | $ | 362,249 |
| Unrealized gain on securities owned | | 1,170 |
| Operating expenses: | | |
| Consulting | | 136,290 |
| Marketing | | 57,194 |
| Salaries | | 40,000 |
| Workshop expense | | 28,972 |
| Travel | | 12,872 |
| Automobile expense | | 11,685 |
| Professional fees | | 10,097 |
| Office expense | | 9,750 |
| Rent | | 7,500 |
| Insurance | | 3,956 |
| Taxes and fees | | 1,574 |
| Regulatory expense | | 1,242 |
| Depreciation and amortization | | 899 |
| | | 322,031 |
| **Net Income** | **$** | **41,388** |

**HODIN ASSOCIATES, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**
**Year Ended December 31, 2011**

| | Common Stock | Subscription Note Receivable | Accumulated Deficit | Total |
|---|---|---|---|---|
| **Balance at December 31, 2010** | **$ 117,972** | **$ -** | **$ (76,806)** | **$ 41,166** |
| Issuance of stock | 13,574 | (13,574) | - | - |
| Net income | - | - | 41,388 | 41,388 |
| **Balance at December 31, 2011** | **$ 131,546** | **$ (13,574)** | **$ (35,418)** | **$ 82,554** |

See accompanying notes to financial statements and independent auditors' report.



KLR

# HODIN ASSOCIATES, INC.
## STATEMENT OF CASH FLOWS
### Year Ended December 31, 2011

| | | |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net income | $ | 41,388 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | | 254 |
| Amortization | | 645 |
| Unrealized gain on securities owned | | (1,170) |
| Changes in operating assets and liabilities: | | |
| Prepaid expenses | | 657 |
| Accounts payable and accrued expenses | | (188) |
| **Net cash provided by operating activities** | | **41,586** |
| Cash Flows from Investing Activities: | | |
| Capital expenditures | | (6,134) |
| Cash Flows from Financing Activities: | | |
| Note repayment to former members of an affiliated entity | | (20,000) |
| Cash acquired from liquidation of an affiliated entity | | 7,544 |
| **Net cash used by financing activities** | | **(12,456)** |
| **Net Increase in Cash** | | **22,996** |
| **Cash, beginning of year** | | **5,667** |
| **Cash, end of year** | **$** | **28,663** |

See accompanying notes to financial statements and independent auditors' report.

# HODIN ASSOCIATES, INC.
## NOTES TO FINANCIAL STATEMENTS
## Year Ended December 31, 2011

1. **Nature of Operations**

Hodin Associates, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. It provides investment advisory services and does not hold funds or securities for the accounts of its customers.

Effective October 1, 2011, Lexbridge International Mergers & Acquisition Group, LLC (an affiliated entity) ceased operations and liquidated. As a result of the liquidation, the Company acquired certain assets (Note 8) and assumed the lease for its office space which requires monthly payments of $2,500 and expires June 30, 2012. All future business activities associated with the affiliated entity were transferred to the Company.

Effective October 1, 2011, the Company began conducting its business under the name Lexbridge International.

2. **Summary of Significant Accounting Policies**

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

***Equipment and Improvements***
Expenditures for equipment and improvements are stated at cost. Equipment and improvements acquired in the liquidation of an affiliated entity (Note 1) was assigned a fair value of $9,881. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of these assets are five to seven years.

***Securities Owned***
Marketable securities, with a cost of $24,000 are carried at fair value. Unrealized gains or losses as a result of changes in market value are included in income. Securities transactions and related income and expenses are recognized on a settlement date basis.

Authoritative guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the

measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by authoritative guidance, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs would be developed based on the best information available in the circumstances and may include the Company's own data.)

The following presents the Company's fair value hierarchy for its securities, measured at fair value on a recurring basis:

| | |
|---|---|
| Securities owned - marketable | Level 1 |

***Revenue Recognition***
The Company enters into contracts with customers calling for commissions and fee income to be paid during the term of the arrangement. Accordingly, management recognizes commissions and fee income in revenue when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, collection is reasonably assured and the services for the transactions are substantially completed.

***Income Taxes***
The Company has elected to be treated as an S Corporation for both federal and state income tax purposes whereby the stockholders report all income and losses on their individual tax returns. Accordingly, no taxes on income have been provided. The federal income tax returns of the Company for 2008, 2009 and 2010 are subject to examination by the Internal Revenue Service, generally for three years after they were filed.

*Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Subsequent Events***
Management has evaluated subsequent events through February 21, 2012, which is the date these financial statements were available to be issued.

## 3. Subordinated Liabilities

The Company did not have any subordinated liabilities at any time during the year.

## 4. Common Stock

The Company's sole stockholder authorized a one hundred-for-one stock split on October 1, 2011. At December 31, 2011, there were 100,000 shares of common stock, no par value, of which 13,245 were issued and outstanding.

***Subscription Note Receivable***
On October 1, 2011, the Company received a $13,574 secured promissory note (the Promissory Note) in exchange for 3,245 shares of common stock. The Promissory Note does not bear interest. The Promissory Note is to be repaid in full on or before December 31, 2013. The Promissory Note is collateralized by the shares of common stock received by the stockholder in exchange for the Promissory Note. The principal value of the Promissory Note is classified as a Subscription Note Receivable in the accompanying balance sheet in accordance with authoritative guidance.

## 5. Net Capital Requirement

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines which require the Company to maintain a specified minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-1 was $55,650 at December 31, 2011, which exceeded required net capital of

$5,000 by $50,650 and did not differ from the unaudited calculation of net capital submitted with the Company's Form X-17A-5 Part II filing. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1.

## 6. Revenue Concentration

For the year ended December 31, 2011, one customer accounted for approximately 85% of commissions and fee income.

## 7. Related Party Transactions

During 2011, the Company received $17,500 in consulting fee income from an affiliated entity.

Through September 30th, in accordance with a written agreement, the Company utilized office space and services provided by an affiliated entity without charge. The agreement was based upon an annual evaluation of the resources utilized by the Company. Historically, the evaluation has resulted in a determination that actual use of resources is insignificant.

## 8. Supplemental Cash Flow Information

During 2011, $456 was expended on taxes.

The Company's acquisition of assets as the result of the liquidation of an affiliated entity may be summarized as follows:

| | | |
|---|---|---|
| Equipment and improvements acquired | $ | 9,881 |
| Lease deposit acquired | | 2,575 |
| Note payable given in exchange | | (20,000) |
| Cash acquired | $ | 7,544 |

The Company received a secured promissory note in exchange for shares of common stock - see Note 4.

**HODIN ASSOCIATES, INC.**
**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1**
**December 31, 2011**

| | | |
|---|---|---|
| **Aggregate indebtedness:** | | |
| **Accounts payable and accrued expenses** | **$** | **565** |
| Net capital: | | |
| Common stock | $ | 131,546 |
| Subscription Receivable | | (13,574) |
| Accumulated deficit | | (35,418) |
| | | 82,554 |
| Adjustments to net capital: | | |
| Fixed assets, net | | (15,116) |
| Deposits | | (2,575) |
| Haircuts: | | |
| Marketable securities | | (5,536) |
| Undue concentration | | (3,677) |
| **Net capital, as defined** | **$** | **55,650** |
| **Net capital requirement** | **$** | **5,000** |
| **Net capital in excess of requirement** | **$** | **50,650** |
| **Ratio of aggregate indebtedness to net capital** | | **0.01 to 1** |

No material differences existed between the Company's net capital above and the amount reported on the December 31, 2011 unaudited Form X-17A-5 Part II filings.

# HODIN ASSOCIATES, INC.
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
## December 31, 2011

Hodin Associates, Inc. is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 because it does not hold funds or securities for the accounts of its customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham•

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

*Certified Public Accountants and Business Consultants*

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholders of
Hodin Associates, Inc.

In planning and performing our audit of the financial statements of Hodin Associates, Inc. (the Company) as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe that a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kahn, Litwin, Renza & Co., Ltd.

February 21, 2012